Exhibit 99.1

SIGMA LITHIUM SELLS 22,000t OF QUINTUPLE ZERO LITHIUM AT PREMIUM PRICE OF 8.75% LME HYDROXIDE

HIGHLIGHTS

•	Sigma Lithium completed the sale of its 10th shipment of 22,000t of Quintuple Zero Green Lithium at a premium floating price of 8.75% of LME Lithium Hydroxide (CIF Shanghai basis).

•	The Quintuple Zero Green Lithium will be shipped in early July, capping our first 11 months of consistent shipments and demonstrating the operational discipline of a seasoned producer

São Paulo, Brazil – (July 1, 2024) – Sigma Lithium Corporation NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, is pleased to announce it completed the sale of its 10th shipment of 22,000t of Quintuple Zero Lithium at a premium floating price of 8.75% of LME Lithium Hydroxide quoted at LME (CIF Shanghai basis).

The 22,000 tonne shipment is scheduled for departure in early July, maintaining the operational cadence of delivering its Quintuple Zero Green Lithium to customers on a reliable basis.

•	On June 30, 2024, Sigma concluded a FOB export sale at Victoria Port’s warehouse for 17,200 tonnes of Sigma’s Quintuple Zero Lithium concentrate with the additional 4,800 tonnes balance for a total of 22,000 tonnes to be shipped in early July.

Sigma Lithium continues to refine its commercial strategy for its Quintuple Zero Lithium. The Company has experienced robust demand for its lithium concentrate, which delivers measurable cost savings to its customers as a result of the product’s superior physical and chemical properties.

CEO and Co-Chairperson, Ana Cabral, notes: “Over our first 11 months of operations, Sigma Lithium has cemented its reputation as a sustainable and reliable producer, consistently executing large scale quasi-monthly deliveries of our high-quality Quintuple Zero Green Chemical Grade Coarse Lithium”.

“Over these 10 shipments, we’ve established a solid base of clients who enjoy measurable “value-in-use”, and the 20-30% cost savings provided by our unique product’s high purity, low mica contaminants and coarse particles (over 6.5mm). On top of that, we’re supplying our clients with the only zero carbon lithium in the industry and not charging a penny extra for it. In other words we’re not receiving a green premium.”

Sigma Lithium Commercial Director Catarina Noci adds: “We continue to pursue a premiumization strategy for our product, while floating our formula based on the LME lithium hydroxide price to share the lithium pricing risk with our clients, providing battery makers and auto makers price predictability. Our strategy is to work with our large commercial partners to monetize their tangible cost savings into a “high quality premium”. Our product becomes increasingly valuable to our customers when end-users who rely on tolling agreements with non-integrated refiners experience tighter operating conditions.”

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium is one of the world’s largest lithium producers with an annual production capacity of 270,000 tonnes of chemical grade lithium concentrate (36,700 LCE annually). The Company operates at the forefront of environmental and social sustainability in the EV battery materials supply chain at its Grota do Cirilo Operation in Brazil. The Company produces Quintuple Zero Green Lithium at its state-of-the-art Greentech lithium plant that delivers zero carbon lithium, produced with zero dirty power, zero potable water, zero toxic chemicals and zero tailings’ dams.

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Phase 1 of the project entered commercial production in 2Q23 and has an annual capacity of 270,000 tonnes of concentrate (36,700 LCE annually).The Company has issued a Final Investment Decision formally approving construction to nearly double capacity to 520,000 tonnes of concentrate through the addition of a Phase 2 expansion of its Greentech Plant.

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP Corporate Affairs & Strategic Development

+1 (201) 819-0303
matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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